[dELiA*s, Inc. Letterhead]

December 12, 2005

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Mr. John Fieldsend

VIA EDGAR AND

FACSIMILE (202) 772-9204

Re:	dELiA*s, Inc. Registration Statement
on Form S-1, File No. 333-128153

Dear Mr. Fieldsend:

dELiA*s, Inc. hereby respectfully requests that the Securities and Exchange Commission take such action as may be necessary and proper in order that the above-referenced Registration Statement may be declared effective at 2:30 p.m. Eastern Standard Time today, December 12, 2005, or as soon thereafter as possible.

Please contact our counsel, Timothy J. Kuester of Katten Muchin Rosenman LLP at (202) 625-3574, fax number (202) 339-8259, if you have any questions regarding this request and with the confirmation of your acceptance of this request.

Very truly yours, dELiA*s, Inc.

/S/ EDWARD TAFFET
Name: Edward Taffet Title: General Counsel

cc:	The Nasdaq Stock Market